Filed by Orbotech Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Orbotech Ltd.

Commission File No.: 000-12790

Setting the Record Straight: CEO Asher Levy on the Future of Orbotech

Barry Matties, I-Connect007 | 04-23-2018

With the recent planned acquisition of Orbotech in place by maker KLA-Tencor, much of the industry has speculated about Orbotech’s future. Barry Matties spoke with CEO Asher Levy about what lies in store for the Orbotech group and, more specifically, their PCB division should the deal close.

Barry Matties: Congratulations, Asher. It sounds like you’re in the process of a very successful transaction.

Asher Levy: Yes, thank you. We are quite excited about the opportunities that we believe will result.

Matties: Of course, Orbotech has been at this for many years as a market leader. It looks like you received a premium price; you’ve worked hard to earn this.

Levy: Yes, you’re right.

Matties: Can you give our readers an overview of the transaction?

Levy: Basically, everything that we can say we have made available to the public. We had the signing last month. We expect the closing to take about six to nine months, so realistically, probably toward the end of 2018. Between now and closing, each of the companies is working separately, as before, focusing on keeping the business running.

2018 is expected to be a very good year. For us, it’s mainly about execution and our customers. We need to focus on execution and we must make sure that there is very little disruption of the business and delivering results. In terms of planning the next day, or the next day after closing, there will be a very small group of people that will be dealing with that. First of all, because of the nature of the businesses, there is no overlap between KLA-Tencor and Orbotech, so both companies are complementing each other.

So between now and closing, our focus is on executing on our 2018 work plan, which is expected to be another very strong year for Orbotech as a standalone company.

Matties: I see that the company will work under the Orbotech brand, and that’s expected to remain intact going forward, correct?

Levy: That’s correct. We expect Orbotech to keep the Orbotech brand and continue our current relationships with customers as the Orbotech business group of KLA-Tencor. The headquarters of the group will remain in Israel.

Matties: What does this mean to your customers on the PCB side?

Levy: I don’t expect that customers in any of our three markets will notice any change in the short term. In the long term, we hope to offer additional product offerings as the result of potential technology cooperation between the two companies. There is no plan to change the go-to-market approach with our customers in the three existing divisions of Orbotech, namely PCB, FPD, and the semiconductor device division. Our customer relationships are important to both us and to KLA-Tencor.

Matties: I know Orbotech has been strong in R&D, and I see in your statement that you expect to see accelerated technology coming to market. How is that going to play into the strategy? Is the R&D still going to be standalone or is it a cooperative effort now?

Levy: While I can’t comment on any specific plans after closing, during the deal process we spoke about increasing growth potential and accelerating the R&D effort and activity. Orbotech has been speaking a lot recently about the mega trends in electronics. Clearly our ability to realize the significant potential in the mega trends is a result of the resources and funds we can invest. I would say that the opportunity is significantly higher than the opportunities we had in the previous five years.

By cooperating with a company like KLA that has additional technologies that can be relevant for Orbotech and has, for the most part, the resources to invest together as one company, we can capitalize on the mega trend opportunities. This will spur innovation in the industry even further. I think that’s one of the things that we are expecting as a result of this transaction.

Matties: I know you have partnerships and alliances. For example, Frontline obviously is a key part in the PCB sector. Is there any impact around that?

Levy: Frontline’s business is expected to remain the same.

Matties: Then, in terms of the management team at Orbotech now, do you expect that to remain the same or do you expect there to be some shifts?

Levy: KLA has expressed a commitment to keep the Orbotech business group running with the Orbotech brand in Israel. While it is premature to comment on specific plans, the Orbotech management team is committed to the company, to the customers, and to the employees, and KLA-Tencor is counting on the Orbotech management team to deliver on those commitments.

Matties: When they looked at the acquisition, what do you think was the primary motivation? Obviously they went for a market leader, but were they looking at the technology or the revenue?

Levy: It would be inappropriate for me to speculate on their motivations, but, of course, Orbotech is a great company with attractive growth rates and presents a diversification opportunity for them.

Matties: When I was at the show, a lot of people said—you know how chatter goes when a deal like this comes around—the PCB side of this thing wasn’t appealing as it can be a tough sector to be in. What’s your thought on that chatter?

Levy: It would be inappropriate for me to comment on market chatter. What I can say is that we don’t consider the PCB sector to be a tough sector in which to operate—yes, the PCB sector is competitive, but we have great products, great relationships and visibility is improving.

Matties: People were talking about during the show—where does Orbotech go from here? You have done an excellent job as a market leader, but where’s the growth for Orbotech in the PCB sector?

Levy: The growth is not something that’s starting now. The growth strategy for the PCB division was less dependent on the growth of the PCB sector as a whole. We are focusing on certain segments that are growing faster than the overall PCB industry. In addition, we constantly invest in new solutions. Like the shaping which we didn’t have before. Like direct imaging for solder mask that we did not have before, and a few other things that we have in the pipeline that will make Orbotech even more diversified within the PCB division, and increase our offerings.

We see the growth coming, from segments such as mSAP and flex, and by providing both solutions to our customers. As you can see, in the last several years, not only was the growth of the PCB division outstanding , but it was much higher than the growth of the overall market. We intend to continue focusing on those high growth segments.

Matties: Is there anything that you would like to share directly with the PCB sector?

Levy: Yes. The main thing is to be in a position where we are a market leader working with our customers for so many years, working very closely with them, creating strong relationships. In the last 18 months, as a result of our customers in the PCB sector being engaged with more high-end, high-technology projects, the opportunities for closer cooperation with our customers is much bigger and much more important than it used to be. When some of our customers are moving to mSAP, or some of our customers are producing certain modules in flexible PCB technology, the level of cooperation that is required between those customers and Orbotech and the level of investment in new solutions is such that I think it’s benefiting our customers and Orbotech. It’s an exciting period in the PCB industry. We are lucky to be in this situation.

Matties: Yes, indeed. One of the things that we’re talking about in our company now is the level of optimism that we hear as we travel around the world. At the recent IPC APEX EXPO show, it was described as a very optimistic industry. The CPCA show, quite the same. Europe, we’re hearing the same sort of comments coming out. Why do you think the industry is so optimistic? What do you think gives them so much hope right now?

Levy: It’s a combination of many things. One of them is related to the fact that there is a high level of investment in new PCB technologies. That was not the case five years ago. Another thing is from when we looked at the main factors that supported the growth of Orbotech in the past several years, it was mainly coming from the smart mobile devices from the investment in China. Looking forward, we look at the mega trends strongly and the number of significant opportunities there is stunning. Our customers, both in PCB, in flat display, and in the semiconductor business, will all benefit from that. I share that optimism with regards to our market and our customers.

Matties: I certainly appreciate you taking the time out this morning. Thank you very much.

Levy: Barry, thank you very much for your support.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, the manner in which the parties plan to effect the transaction, including the share repurchase program; the ability of KLA-Tencor Corporation (“KLA-Tencor”) to raise additional capital necessary to complete the repurchase program within the time frame expected; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related to regulatory and Orbotech Ltd. (“Orbotech”) shareholder approvals; the plans, strategies and objectives of management for future operations; product development, product extensions, product integration, complementary product offerings and growth opportunities in certain business areas; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing. Actual results may differ materially from those referred to in the forward-looking statements due to a number of important factors, including but not limited to the possibility that expected benefits of the transaction may not materialize as expected; that the transaction may not be timely completed, if at all; or that KLA-Tencor may not be able to successfully integrate the solutions and employees of the two companies or ensure the continued performance or growth of Orbotech’s products or solutions.

In addition, other risks that KLA-Tencor faces include those detailed in KLA-Tencor’s filings with the Securities and Exchange Commission, including KLA-Tencor’s annual report on Form 10-K for the year ended June 30, 2017 and quarterly report on Form 10-Q for the quarter ended December 31, 2017. Other risks that Orbotech faces include those detailed in Orbotech’s filings with the Securities and Exchange Commission, including Orbotech’s annual report on Form 20-F for the year ended December 31, 2017.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving KLA-Tencor and Orbotech. This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. KLA-Tencor intends to file with the SEC a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This communication is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).